EXHIBIT 99.3
                                                                   ------------


                          ADVANTAGE ENERGY INCOME FUND

                     INFORMATION CIRCULAR - PROXY STATEMENT
                              DATED MARCH 7, 2006

           FOR THE ANNUAL GENERAL AND SPECIAL MEETING OF UNITHOLDERS
                   TO BE HELD ON WEDNESDAY, APRIL 26TH, 2006


SOLICITATION OF PROXIES

        THIS INFORMATION CIRCULAR - PROXY STATEMENT IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY ADVANTAGE INVESTMENT MANAGEMENT LTD., THE MANAGER (THE "MANAGER") OF ADVANTAGE ENERGY INCOME FUND (the "Trust", the "Fund" or "Advantage"), for use at the Annual General and Special Meeting of the holders (the "Unitholders") of trust units ("Trust Units") of the Trust (the "Meeting") to be held on the 26th day of April, 2006 at 3:00 p.m. (Calgary time) in the McMurray Room at the Calgary Petroleum Club, 319 - 5th Avenue S.W., Calgary, Alberta, and at any adjournment thereof, for the purposes set forth in the Notice of Annual General and Special Meeting.

        The Trust has outstanding two types of securities that entitle holders to vote generally at meetings of Unitholders: Trust Units and special voting units ("Special Voting Units"). One Special Voting Unit was issued to Computershare Trust Company of Canada (the "Exchangeable Shares Trustee") as trustee under a voting and exchange trust agreement for the benefit of holders of exchangeable shares ("Exchangeable Shares") issued by the Trust's wholly-owned subsidiary, Advantage Oil & Gas Ltd. ("AOG" or the "Corporation"). The Trust Units and the Special Voting Unit vote together as a single class on all matters. Each Trust Unit outstanding on the Record Date (as defined below) is entitled to one vote. The Special Voting Unit which is outstanding is entitled to one vote for each Exchangeable Share outstanding on the Record Date. The Exchangeable Shares Trustee is required to vote the Special Voting Unit in the manner that holders of Exchangeable Shares instruct, and to abstain from voting on the Exchangeable Shares for which the Exchangeable Shares Trustee does not receive instructions. The procedures for holders of Exchangeable Shares to instruct the Exchangeable Shares Trustee about voting at the Meeting are explained in the "Voting Direction for Holders of Exchangeable Shares" (the "Voting Direction") that has been provided to holders of Exchangeable Shares together with this Information Circular - Proxy Statement. See also the discussion under "Voting by Holders of Exchangeable Shares" contained in this Information Circular - Proxy Statement.

        Instruments of Proxy must be received by Computershare Trust Company of Canada, Stock Transfer Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not less than 24 hours before the time for the holding of the Meeting or any adjournment thereof. Computershare Trust Company of Canada, the trustee of the Trust (the "Trustee"), has fixed the record date for the Meeting at the close of business on March 7, 2006 (the "Record Date"). Only Unitholders of record as at that date are entitled to receive notice of the Meeting. Unitholders of record will be entitled to vote those Trust Units included in the list of Unitholders entitled to vote at the Meeting prepared as at the Record Date, even if the Unitholder has since disposed of his or her Trust Units. No Unitholder who became a Unitholder after the Record Date shall be entitled to vote at the Meeting.

        The instrument appointing a proxy shall be in writing and shall be executed by the Unitholder or his/her attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

        THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY ARE DIRECTORS AND/OR OFFICERS OF AOG AND/OR THE MANAGER. EACH UNITHOLDER HAS THE RIGHT TO APPOINT A PROXYHOLDER OTHER THAN THE PERSONS DESIGNATED ABOVE, WHO NEED NOT BE A
UNITHOLDER, TO ATTEND AND TO ACT FOR THE UNITHOLDER AND ON BEHALF OF THE UNITHOLDER AT THE MEETING. TO EXERCISE SUCH RIGHT, THE NAMES OF THE NOMINEES OF MANAGEMENT SHOULD BE CROSSED OUT AND THE NAME OF THE UNITHOLDER'S APPOINTEE SHOULD BE LEGIBLY PRINTED IN THE BLANK SPACE PROVIDED.

NOTICE TO BENEFICIAL HOLDERS OF TRUST UNITS

        THE INFORMATION SET FORTH IN THIS SECTION IS OF SIGNIFICANT IMPORTANCE TO MANY UNITHOLDERS OF THE TRUST, AS A SUBSTANTIAL NUMBER OF THE UNITHOLDERS OF THE TRUST DO NOT HOLD TRUST UNITS IN THEIR OWN NAME. UNITHOLDERS WHO DO NOT HOLD THEIR TRUST UNITS IN THEIR OWN NAME (REFERRED TO HEREIN AS "BENEFICIAL UNITHOLDERS") should note that only proxies deposited by Unitholders whose names appear on the records of the Trust as the registered holders of Trust Units can be recognized and acted upon at the Meeting. If Trust Units are listed in an account statement provided to a Unitholder by a broker, then in almost all cases those Trust Units will not be registered in the Unitholder's name on the records of the Trust. Such Trust Units will likely be registered under the name of the Unitholder's broker or an agent of that broker. In Canada, the vast majority of such Trust Units are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities Limited, which acts as nominee for many Canadian brokerage firms). Trust Units held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Unitholder. Without specific instructions, the broker/nominees are prohibited from voting Trust Units for their clients. The Trust does not know for whose benefit the Trust Units registered in the name of CDS & Co. are held.

        Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Unitholders in advance of unitholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Unitholders in order to ensure that their Trust Units are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Unitholder by its broker is identical to the form of proxy provided to registered Unitholders; however, its purpose is limited to instructing the registered Unitholder how to vote on behalf of the Beneficial Unitholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP"). ADP typically mails a scannable Voting Instruction Form in lieu of the Form of Proxy. Beneficial Unitholders are requested to complete and return the Voting Instruction Form forwarded to them by mail or facsimile. Alternatively, Beneficial Unitholders can call a toll-free telephone number or access ADP's dedicated voting website at www.proxyvotecanada.com to deliver their voting instructions and vote the Trust Units held by them. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Trust Units to be represented at the Meeting. A BENEFICIAL UNITHOLDER RECEIVING A VOTING INSTRUCTION FORM CANNOT USE THAT VOTING INSTRUCTION FORM TO VOTE TRUST UNITS DIRECTLY AT THE MEETING AS THE VOTING INSTRUCTION FORM MUST BE RETURNED AS DIRECTED BY ADP WELL IN ADVANCE OF THE MEETING IN ORDER TO HAVE THE TRUST UNITS VOTED.

        The foregoing discussion similarly applies to holders of Exchangeable Shares who do not hold their Exchangeable Shares in their own name. Only holders of Exchangeable Shares whose name appears on the records of AOG as the registered holders of Exchangeable Shares are entitled to instruct the Exchangeable Shares Trustee as to how to exercise voting rights in respect of their Exchangeable Shares at the Meeting.

REVOCABILITY OF PROXY

        A Unitholder who has submitted a proxy may revoke it at any time prior to the exercise thereof. If a person who has given a proxy attends at the Meeting in person at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Unitholder or his/her officer or attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either at the head office of the Manager at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chair of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits, the proxy is revoked.

        A holder of Exchangeable Shares who has submitted a Voting Direction may revoke it at any time prior to the Meeting. In addition to revocation in any other manner permitted by law a Voting Direction may be revoked by instrument in writing executed by the holder of Exchangeable Shares or his attorney authorized in writing or, if the holder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited at the office of the Exchangeable Shares Trustee at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the Voting Direction is to be acted upon, or with a representative of the Exchangeable Shares Trustee in attendance at the Meeting on the day of the Meeting or any adjournment thereof, and upon either of such deposits, the Voting Direction is revoked.

PERSONS MAKING THE SOLICITATION

        THE SOLICITATION IS MADE ON BEHALF OF THE MANAGER OF THE TRUST. The costs incurred in the preparation and mailing of the Instrument of Proxy, Notice of Annual General Meeting and this Information Circular - Proxy Statement will be borne by the Trust. In addition to solicitation by mail, proxies may be solicited by personal interviews, telephone or other means of communication and by directors, officers and employees of the Manager, who will not be specifically remunerated therefore.

EXERCISE OF DISCRETION BY PROXY

        The Trust Units represented by proxy in favour of management nominees shall be voted on any ballot at the Meeting and, where the Unitholder specifies a choice with respect to any matter to be acted upon, the Trust Units shall be voted on any ballot in accordance with the specification so made.

        IN THE ABSENCE OF SUCH SPECIFICATION, THE TRUST UNITS WILL BE VOTED IN FAVOUR OF THE MATTERS TO BE ACTED UPON. THE PERSONS APPOINTED UNDER THE INSTRUMENT OF PROXY FURNISHED BY THE TRUST ARE CONFERRED WITH DISCRETIONARY AUTHORITY WITH RESPECT TO AMENDMENTS OR VARIATIONS OF THOSE MATTERS SPECIFIED IN THE INSTRUMENT OF PROXY AND NOTICE OF ANNUAL GENERAL MEETING. AT THE TIME OF PRINTING THIS INFORMATION CIRCULAR - PROXY STATEMENT, MANAGEMENT OF THE TRUST KNOWS OF NO SUCH AMENDMENT, VARIATION OR OTHER MATTER.

VOTING BY HOLDERS OF EXCHANGEABLE SHARES

        The Exchangeable Shares Trustee holds one Special Voting Unit of the Trust. The Special Voting Unit is entitled to a number of votes at the Meeting equal to the aggregate number of outstanding Exchangeable Shares. Each holder of Exchangeable Shares is entitled to give the Exchangeable Shares Trustee voting instructions for a number of votes equal to the number of that holder's Exchangeable Shares. A Voting Direction is the means by which a holder of Exchangeable Shares may authorize the voting of his or her voting rights at the Meeting. The Exchangeable Shares Trustee will exercise each vote only as directed by the relevant holder on the Voting Direction. In the absence of instructions from a holder as to voting, the Exchangeable Shares Trustee will not exercise those votes. A holder of Exchangeable Shares may also instruct the Exchangeable Shares Trustee to give him or her a proxy entitling him or her or a designee of the holder to vote personally the relevant number of votes or to grant to management of the Trust a proxy to vote those votes.

VOTING TRUST UNITS AND PRINCIPAL HOLDERS THEREOF

        The Trust was formed pursuant to the provisions of the Trust Indenture dated April 17, 2001, as amended by the First Supplemental Indenture dated as of May 22, 2001, between the Trustee and Advantage Oil & Gas Ltd. and 687371 Alberta Ltd. as the settlor and as further amended and restated as of June 25, 2002, May 28, 2003, May 26, 2004, April 27, 2005 and December 13, 2005
(collectively, the "Trust Indenture").

        The Trust is authorized to issue an unlimited number of Trust Units. As at March 1, 2006, 59,411,659 Trust Units were issued and outstanding. The Corporation is also entitled to issue Special Voting Units. As at March 1, 2006, one Special Voting Unit had been issued. As at March 1, 2006 the Corporation also has outstanding $1,921,000 principal amount of 10% convertible unsecured subordinated debentures (the "10% Debentures"), $6,666,000 principal amount of 9% convertible unsecured subordinated debentures (the "9%
Debentures"), $6,488,000 principal amount of 8.25% convertible unsecured subordinated debentures (the "8.25% Debentures") $46,766,000 principal amount of 7.75% convertible unsecured subordinated debentures (the "7.75% Debentures") and $52,593,000 principal amount of 7.50% convertible subordinated debentures (the "7.50% Debentures"). The 10% Debentures, 9% Debentures, 8.25% Debentures, 7.75% Debentures and 7.50% Debentures are convertible into Trust Units at conversion prices of $13.30 per Trust Unit, $17.00 per Trust Unit, $16.50 per Trust Unit, $21.00 per Trust Unit and $20.25 per Trust Unit respectively, subject to adjustments in certain events. The 10% Debenture, 9% Debenture, 8.25% Debenture, 7.75% Debentures and 7.50% Debentures, are collectively referred to as the "Debentures").

        At the Meeting, upon a show of hands, every Unitholder present in person or represented by proxy and entitled to vote shall have one vote. On a poll or ballot, every Unitholder present in person or by proxy has one vote for each Trust Unit of which such Unitholder is the registered holder. All votes on special resolutions shall be by a ballot and no demand for a ballot shall be necessary.

        When any Trust Unit is held jointly by several persons, any one of them may vote at the Meeting in person or by proxy in respect of such Trust Unit, but if more than one of them shall be present at the Meeting in person or by proxy, and such joint owners of the proxy so present disagree as to any vote to be cast, the joint owner present or represented whose name appears first in the register of Unitholders maintained by the Trustee shall be entitled to cast such vote.

        To the best of the knowledge of the Trustee, the Manager, and the directors of AOG, there is no person or corporation which beneficially owns, directly or indirectly, or exercises control or direction over Trust Units carrying more than 10% of the voting rights attached to the issued and outstanding Trust Units of the Trust which may be voted at the Meeting.

        The percentage of Trust Units of the Trust that are owned, directly or indirectly, by the directors and officers of AOG as a group as at March 1, 2006 is approximately 3.6% (2,108,797 Trust Units). In addition, the directors and officers of AOG as a group own, directly or indirectly, $754,000 principal amount of Debentures.

QUORUM FOR MEETING

        At the Meeting, a quorum shall consist of two or more persons either present in person or represented by proxy and representing in the aggregate not less than 10% of the outstanding Trust Units. If a quorum is not present at the Meeting within one half hour after the time fixed for the holding of the Meeting, it shall stand adjourned to such day being not less than fourteen (14) days later and to such place and time as may be determined by the Chair of the Meeting. At such Meeting, the Unitholders present either personally or by proxy shall form a quorum. In the case of a meeting, at which a special resolution is under consideration, such adjournments are required to be for not less than 21 days and notice is to be given at least 10 days prior to the date of the adjourned meeting.

APPROVAL REQUIREMENTS

        All of the matters to be considered at the Meeting are ordinary resolutions requiring approval by more than 50% of the votes cast in respect of the resolution by or on behalf of Unitholders present in person or represented by proxy at the Meeting.

MATTERS TO BE ACTED UPON AT MEETING

1.      APPOINTMENT OF TRUSTEE OF THE TRUST

        The Trust Indenture provides that the Unitholders at each annual meeting shall re-appoint the Trustee or appoint a successor to the Trustee. Accordingly, Unitholders will consider an ordinary resolution to re-appoint Computershare Trust Company of Canada ("Computershare") as trustee of the Trust to hold office until the end of the next annual meeting.

2.      SELECTION OF DIRECTORS OF AOG

        Pursuant to the terms of the shareholder agreement dated as of May 24, 2001, between the Manager, AOG and the Trustee, as trustee of the Trust (the "Shareholder Agreement"), it is provided that the Board of Directors of AOG is to consist of a minimum of five (5) and a maximum of nine (9) members and it is proposed that the Board of Directors be comprised of seven (7) members. The Shareholder Agreement also provides that as long as the Manager is the manager of the Trust, it is entitled to designate two (2) of the members of the Board of Directors of AOG and the balance of the members of the Board of Directors of AOG are to be selected by a vote of Unitholders at a meeting of Unitholders held in accordance with the Trust Indenture and that following such meeting the Trustee shall elect the individuals so selected by the Unitholders to the Board of Directors of AOG. One of the directors so selected by the Unitholders will be the Chair of the Board of Directors of AOG.

        The five (5) nominees for selection as directors of AOG by Unitholders are as follows:

        Ronald A. McIntosh
        Roderick M. Myers
        Carol D. Pennycook
        Steven Sharpe
        Rodger A. Tourigny

        The names and provinces of residence of the five (5) persons nominated for selection as directors of AOG by Unitholders, the number of Trust Units of the Trust beneficially owned, directly or indirectly, or over which each exercises control or direction, the offices held by each in AOG, the time served as director, and the principal occupation of each are as follows:

-----------------------------------------------------------------------------------------------------------------------------------
                                 NUMBER OF TRUST
                                      UNITS
                                   BENEFICIALLY
      NAME AND PROVINCE              OWNED OR
         OF RESIDENCE               CONTROLLED    OFFICES HELD AND TIME AS DIRECTOR        PRINCIPAL OCCUPATION
-----------------------------------------------------------------------------------------------------------------------------------
Ronald A.  McIntosh (1)(2)(3)(5)      6,841       Director since September 25, 1998 (6)    Chair of NAV Energy Trust, a publicly
Alberta, Canada                                                                            traded royalty trust

Roderick M. Myers (2)(3)(5)         282,951       Director since December 31, 1996 (6)     Independent businessman
British Columbia, Canada

Carol D. Pennycook (3)(5)             3,000       Director since May 26, 2004              Partner at the law firm of
Ontario, Canada                                                                            Davies Ward Phillips & Vineberg LLP

Steven Sharpe (1)(3)(5)               3,945       Non-Executive Chair and                  Managing Partner of Blair Franklin
Ontario, Canada                                   Director since May 24, 2001              Capital Partners Inc., an investment
                                                                                           banking firm

Rodger A. Tourigny (1)(5)(7)            Nil       Director since December 31, 1996 (6)     President of Tourigny Management Ltd.,
Alberta, Canada                                                                            a private oil and gas consulting company

Notes:
(1)  Member of Audit Committee.
(2)  Member of Independent Reserve Evaluation Committee.
(3)  Member  of  Human  Resources,   Compensation   and  Corporate   Governance
     Committee.
(4)  AOG does not have an executive committee of its Board of Directors.
(5) Each of Messrs. McIntosh and Myers owns 72,500 Trust Unit incentive rights. Each of Mr. Sharpe and Ms. Pennycook owns 37,500 Trust Unit incentive rights. Mr. Tourigny owns 52,500 Trust Unit incentive rights. See "Remuneration of Directors of AOG". In addition, Mr. McIntosh owns $19,000 principal amount of Debentures and Mr. Myers owns $500,000 principal amount of Debentures.
(6) The period of time served as a director of AOG includes the period of time served, where applicable, as a director of Search Energy Corp. ("Search") prior to the reorganization of Search into a trust structure and the change of name of Search to Advantage Oil & Gas Ltd. Each of the directors were appointed directors of post-reorganization Search on May 24, 2001.
(7) Mr. Tourigny was a director of Shenandoah Resources Ltd. ("Shenandoah") prior to it being placed into receivership on September 17, 2002 and prior to the issuance of cease trade orders in respect of Shenandoah's securities by the Alberta Securities Commission and the British Columbia Securities Commission on November 8, 2002 and October 23, 2002, respectively. Cease trade orders were issued because Shenandoah failed to file certain required financial statements. As of the date hereof, the cease trade orders remain outstanding. Shenandoah's common shares were suspended from trading on the TSX Venture Exchange on April 24, 2002. Mr. Tourigny resigned his directorship with Shenandoah effective September 17, 2002. Mr. Tourigny was also a director of Probe Exploration Inc. ("Probe") prior to its receivership and prior to the issuance of cease trade orders in respect of Probe's securities by the Alberta Securities Commission and the Ontario Securities Commission on July 7, 2000 and July 17, 2000, respectively. The cease trade orders were issued because Probe failed to file certain required financial statements. As at the date hereof, the cease trade orders remain outstanding. Probe's common shares were suspended from trading on the Toronto Stock Exchange ("TSX") on March 17, 2000, and were subsequently delisted from the TSX at the close of business on March 16, 2001. Mr. Tourigny resigned his directorship with Probe effective April 14, 2000.

        As stated above, pursuant to the Shareholder Agreement, the Manager is entitled to designate two (2) of the members of the Board of Directors of AOG. The Manager intends to designate the following persons as members of the Board of Directors of AOG:

        Kelly I. Drader
        Gary F. Bourgeois

        The names and municipalities of residence of Messrs Bourgeois and Drader, the number of Trust Units of the Trust beneficially owned, directly or indirectly, or over which each exercises control or direction, the offices held by each in AOG, the time served as director and the principal occupation of each are as follows:

-----------------------------------------------------------------------------------------------------------------------------------
                               NUMBER OF TRUST
                                    UNITS
                                 BENEFICIALLY
    NAME AND PROVINCE              OWNED OR
       OF RESIDENCE               CONTROLLED      OFFICES HELD AND TIME AS DIRECTOR        PRINCIPAL OCCUPATION
-----------------------------------------------------------------------------------------------------------------------------------
Kelly I. Drader                     666,326       President and Chief Executive Officer    President and Chief Executive Officer
Alberta, Canada                                   and Director since May 24, 2001          of AOG and the Manager
-----------------------------------------------------------------------------------------------------------------------------------
Gary F. Bourgeois                   326,623       Vice President and Director              Vice President, Corporate Development
Ontario, Canada                                   since May 24, 2001                       of AOG and Vice President of the Manager
-----------------------------------------------------------------------------------------------------------------------------------


3.      APPOINTMENT OF AUDITORS OF THE TRUST

        The Trust Indenture provides that the auditors of the Trust will be selected at each annual meeting of Unitholders. Accordingly, Unitholders will consider an ordinary resolution to appoint the firm of KPMG LLP, Chartered Accountants, Calgary, Alberta, to serve as auditors of the Trust until the next annual meeting of the Unitholders. KPMG LLP have been the auditors of the Trust since July 25, 2002.

        The Shareholder Agreement provides that the auditors of AOG will be the same as the auditors of the Trust.

        Unitholders are hereby informed that AOG will pass a shareholders resolution in writing to elect each of the directors selected by the Unitholders and the Manager as directors of AOG and to appoint the auditors of the Trust as the auditors of AOG.

        Certain information regarding the audit committee, including the fees paid to the Trust's auditors in the last fiscal year, that is required to be disclosed in accordance with Multilateral Instrument 52-110 of the Canadian Securities Administrators will be contained in the Trust's renewal annual information form for the year ended December 31, 2005, an electronic copy of which is available on the internet on the Trust's SEDAR profile at WWW.SEDAR.COM.

4.      ISSUANCE OF TRUST UNITS (IN LIEU OF CASH) FOR PAYMENT OF ANNUAL
        PERFORMANCE FEE

        As set forth under the heading "The Manager - Management Fees", in accordance with Section 3.1 of the amended and restated management agreement (the "Management Agreement") entered into by the Manager, AOG and the Trustee, as trustee for and on behalf of the Trust, dated December 30, 2005, the Manager is entitled to an annual fee (the "Performance Fee") equal to 10% of the Total Return Amount (as defined in the Management Agreement) for the Return Period (in this case being January 1, 2006 to December 31, 2006). Pursuant to the Management Agreement, the Manager has the option of receiving all or part of its Performance Fee in Trust Units at the "Unit Market Price" which is defined in the Management Agreement as "the weighted average trading price per trust unit for such Trust Units for the 10 consecutive trading days immediately preceding such date (in the present case being December 31, 2006) and the 10 consecutive trading days from and including such date on the Toronto Stock Exchange and the New York Stock Exchange".

        For the year ended December 31, 2005, the Performance Fee was $10,544,306 and the Manager elected, pursuant to the Management Agreement, that 100% of the Performance Fee be payable in Trust Units, resulting in the issuance of 475,262 Trust Units of which 190,105 were allocated to the Manager and 285,158 were allocated to employees of AOG.

        The policies of the TSX dictate that the payment of the Performance Fee in Trust Units is considered to be a "security based compensation arrangement" and, accordingly, the TSX requires that the payment in Trust Units of any Performance Fee earned by the Manager be approved by a majority of the Trust Units voted at the Meeting by unitholders of the Trust.

        The TSX requires that a fixed number of trust units be approved pursuant to such resolution. In that regard, the Board of Directors of AOG has determined to fix the number of Trust Units that may be issued pursuant to the Performance Fee for the 2006 year to not exceed 2,000,000 Trust Units. This figure represents an upper limit, and the actual number of Trust Units that may be issued will be dependent upon the aggregate Performance Fee earned and the Unit Market Price. In addition, the Manager will have had to have elected to receive its Performance Fee in Trust Units. AOG has encouraged the Manager to elect to receive its Performance Fees in Trust Units as the Board of Directors of AOG believes that payment of such Performance Fees in Trust Units (as opposed to cash) better aligns the interests of the Manager with the interest of the unitholders.

        Accordingly, the Board of Directors of AOG have reserved an aggregate of up to 2,000,000 Trust Units for issuance to the Manager as payment for the Performance Fee, subject to regulatory and unitholder approval. A vote of unitholders requires the approval of the majority of votes cast, in person or by proxy, at the Meeting.

        At the Meeting, unitholders will be asked to consider, and, if thought fit, to pass an ordinary resolution as follows:

                "BE IT RESOLVED THAT the issuance of up to 2,000,000 Trust Units to or as directed by Advantage Investment Management Ltd. (the "Manager") in satisfaction of the annual performance fee earned or to be earned by the Manager pursuant to the terms of the Management Agreement, be approved."

        The principal reason for the issuance of Trust Units to the Manager is to align the economic interests of the Manager with the interests of the unitholders. If the issuance of the Trust Units is not approved, the Trust and AOG will have to satisfy payment of any annual Performance Fee earned in 2006 by a cash payment to or as directed by the Manager, which may result in a reduction of the aggregate sum of distributions to unitholders or an increase in the debt of the Trust.

EXECUTIVE COMPENSATION

CASH AND OTHER COMPENSATION

        The information provided below relates to remuneration paid to the Corporation's Chief Executive Officer, Chief Financial Officer and each of the Corporation's four most highly compensated executive officers during for the years ended December 31, 2003 to December 31, 2005 (the "Named Executive Officers"). All figures are in Canadian dollars unless indicated otherwise.

                                                    SUMMARY COMPENSATION TABLE

----------------------------------------------------------------------------------------------------------------------------------
                                   |                                       |       Long-Term Compensation        |                |
                                   |                                       |-------------------------------------|                |
                                   |        Annual Compensatuib            |         Awards           | Payouts  |                |
----------------------------------------------------------------------------------------------------------------------------------|
                        |          |            |             |            |Securities |  Shares or   |          |                |
                        |          |            |             |            |   Under   |     Units    |          |                |
                        |          |            |             |            |  Options/ |  Subject to  |          |                |
                        |   Year   |            |             |   Other    |   SARs    |    Resale    |   LTIP   |    All Other   |
  Name and Principal    |  Ended   |   Salary   |    Bonus    |   Annual   |  Granted  | Restrictions |  Payouts |   Compensation |
       Position         | Dec. 31  |     ($)    |      ($)    |Compensation|    (#)    |     ($)      |    ($)   |      ($)       |
------------------------------------------------|---------------------------------------------------------------------------------
Kelly I. Drader(2)      |   2005   |   190,550  |      Nil    |    Nil     |    Nil    |     Nil      |    Nil   |      Nil       |
President and Chief     |   2004   |   206,000  |      Nil    |    Nil     |    Nil    |     Nil      |    Nil   |      Nil       |
Executive Officer       |   2003   |   206,000  |      Nil    |    Nil     |    Nil    |     Nil      |    Nil   |      Nil       |
----------------------------------------------------------------------------------------------------------------------------------
Patrick J. Cairns(2)    |   2005   |   173,063  |      Nil    |    Nil     |    Nil    |     Nil      |    Nil   |      Nil       |
Senior Vice President   |   2004   |   177,500  |      Nil    |    Nil     |    Nil    |     Nil      |    Nil   |      Nil       |
                        |   2003   |   177,500  |      Nil    |    Nil     |    Nil    |     Nil      |    Nil   |      Nil       |
----------------------------------------------------------------------------------------------------------------------------------
Peter Hanrahan, Vice    |   2005   |   152,088  |   86,057(1) |    Nil     |    Nil    |     Nil      |    Nil   |      Nil       |
President, Finance and  |   2004   |   143,750  |   43,700(1) |    Nil     |    Nil    |     Nil      |    Nil   |      Nil       |
Chief Financial         |   2003   |   125,000  |   36,164(1) |    Nil     |    Nil    |     Nil      |    Nil   |      Nil       |
Officer                 |          |            |             |            |           |              |          |                |
----------------------------------------------------------------------------------------------------------------------------------
Gary Bourgeois(2)       |   2005   |   139,718  |      Nil    |    Nil     |    Nil    |     Nil      |    Nil   |      Nil       |
Vice President,         |   2004   |   143,300  |      Nil    |    Nil     |    Nil    |     Nil      |    Nil   |      Nil       |
Corporate Development   |   2003   |   143,300  |      Nil    |    Nil     |    Nil    |     Nil      |    Nil   |      Nil       |
----------------------------------------------------------------------------------------------------------------------------------
Rick Mazurkewich        |   2005   |   152,013  |   86,057(1) |    Nil     |    Nil    |     Nil      |    Nil   |      Nil       |
Vice President,         |   2004   |   149,032  |   61,899(1) |    Nil     |    Nil    |     Nil      |    Nil   |      Nil       |
Operations              |   2003   |   143,300  |   60,273(1) |    Nil     |    Nil    |     Nil      |    Nil   |      Nil       |
----------------------------------------------------------------------------------------------------------------------------------
Weldon Kary             |   2005   |   152,088  |   86,057(1) |    Nil     |    Nil    |     Nil      |    Nil   |      Nil       |
Vice President,         |   2004   |   136,316  |   45,393(1) |    Nil     |    Nil    |     Nil      |    Nil   |      Nil       |
Exploitation            |   2003   |   127,500  |   44,200(1) |    Nil     |    Nil    |     Nil      |    Nil   |      Nil       |
----------------------------------------------------------------------------------------------------------------------------------

Notes:
(1) Represents amounts allocated to Messrs. Hanrahan, Mazurkewich and Kary pursuant to the quarterly Operating Fee payable to the Manager as further distributed to the employees of AOG. See "Management Agreement - Management Fees". Messrs. Hanrahan, Mazurkewich and Kary also received a percentage of the Performance Fee allocated to employees of AOG. For services rendered during 2003, Messrs. Hanrahan, Mazurkewich and Kary were allocated $561,737, $936,228 and $749,978, respectively, which amounts were paid in Trust Units after reductions for the applicable statutory withholdings. For services rendered during 2004, Messrs.
     Hanrahan, Mazurkewich and Kary were allocated $823,462, $1,024,640 and $823,462, respectively, which amounts were paid in Trust Units after reduction for the applicable statutory withholdings. For services rendered during 2005, Messrs. Hanrahan, Mazurkewich and Kary were allocated $465,937, $457,268 and $503,507, respectively, which amounts were paid in Trust Units after reduction for the applicable statutory withholdings.
(2) These officers hold economic interests in the Manager and, accordingly, receive an indirect compensation through amounts paid to the Manager. See "Management Agreement - Management Fees".

MANAGEMENT AGREEMENT

        The Trustee, as trustee for and on behalf of the Trust, the Manager and AOG entered into the Management Agreement, pursuant to which AOG and the Trust engaged Advantage Investment Management Ltd. as manager of the Trust and AOG.

THE MANAGER

        The offices of the Manager are located at Suite 3100, 150 - 6th Avenue S.W., Calgary, Alberta, T2P 3Y7. The name, province of residence, positions held and principal occupation of each director and senior officer of the Manager are set forth below:

-----------------------------------------------------------------------------------------------------------------------------
   NAME AND PROVINCE OF
        RESIDENCE                POSITION WITH AOG AND/OR THE MANAGER                     PRINCIPAL OCCUPATION
-----------------------------------------------------------------------------------------------------------------------------
Kelly I. Drader             Director, President and Chief Executive Officer     President and Chief Executive Officer of AOG
Alberta, Canada             of AOG and the Manager
-----------------------------------------------------------------------------------------------------------------------------
Gary F. Bourgeois           Director, Vice President, Corporate  Development    Vice President, Corporate Development of AOG
Ontario, Canada             of AOG and Director and Vice President of the
                            Manager
-----------------------------------------------------------------------------------------------------------------------------
Patrick J. Cairns           Senior Vice President of AOG and Director and       Senior Vice President of AOG
Alberta, Canada             Vice President and Secretary of the Manager
-----------------------------------------------------------------------------------------------------------------------------

        In addition to salaries received in their capacities as executive officers of AOG, Messrs Drader, Bourgeois and Cairns also indirectly receive management fees in their capacities as shareholders of the Manager.

MANAGEMENT FEES

        In its role under the Management Agreement as manager and administrator of AOG and the Trust, the Manager receives the following fees:

        (a) a fee (the "Operating Fee") in an amount equal to 1.5% of Operating Cash Flow (as defined in the Management Agreement), such amount to be calculated as at the end of each calendar quarter or portion thereof if applicable and paid on the 45th day following any such calendar quarter or if such day is not a business day, on the next business day; and

        (b) a Performance Fee equal to 10% of the Total Return Amount (which means in respect of any Return Period an amount equal to the Total Return Percentage (as defined in the Management Agreement) minus 8% if the Return Period (as defined in the Management Agreement) is a full calendar year and adjusted appropriately should the Return Period be less than a full calendar year, multiplied by the Market Capitalization (as defined in the Management Agreement) for that Return Period), such amount to be calculated as at the end of each Return Period and paid on the 15th day following the end of each such Return Period or if such day is not a business day, on the next business day.

        In addition, the Manager has the option (subject to any necessary regulatory approval) to elect to receive all or part of the Performance Fee in Trust Units at the Unit Market Price calculated as at the end of the relevant period. For the year ended December 31, 2005, the Performance Fee payable to the Manager and employees of AOG totalled an aggregate of $10,544,306 and the Operating Fee totalled $3,665,145. In respect of the 2005 Performance Fee, the Manager elected that 100% of the fee be payable in Trust Units, resulting in the issuance of 475,262 Trust Units to the Manager and the employees of AOG. In accordance with the terms of the Management Agreement, $6,326,583 (paid with 285,157 Trust Units) of the $10,544,306 Performance Fee for 2005 and $2,355,290 of the $1,309,855 Operating Fee for 2005 was allocated to the employees of AOG with the balance allocated to the Manager.

        For the year ended December 31, 2004, the Performance Fee payable to the Manager and employees of AOG totalled an aggregate of $21,632,128 and the Operating Fee totalled $2,622,672. In respect of the 2004 Performance Fee, the Manager elected that 77% of the fee be payable in Trust Units, resulting in the issuance of 763,373 Trust Units to the Manager and the employees of AOG. In accordance with the terms of the Management Agreement, $8,652,851 (paid with 398,631 Trust Units) of the $21,632,128 Performance Fee for 2004 and $929,068 of the $2,322,670 Operating Fee for 2004 was allocated to the employees of AOG with the balance allocated to the Manager.

        For the year ended December 31, 2003, the Performance Fee payable to the Manager and employees of AOG totalled an aggregate of $19,592,085 and the Operating Fee totalled $1,679,492. In respect of the 2003 Performance Fee, the Manager elected that 100% of the fee be payable in Trust Units, resulting in the issuance of 1,099,104 Trust Units to the Manager and the employees of AOG. In accordance with the terms of the Management Agreement, $6,530,695 (paid with 366,368 Trust Units) of the $19,592,085 Performance Fee for 2003 and $559,831 of the $1,679,492 Operating Fee for 2003 was allocated to the employees of AOG with the balance allocated to the Manager.

        The Manager's representatives who act as employees or officers of AOG are entitled to participate in any benefit plans put in place for AOG employees (including under any incentive plan) by AOG, and are entitled to industry competitive salaries (as approved by the Board of Directors of AOG) for acting in such capacity. For the years ended December 31, 2005, 2004 and 2003 representatives of the Manager who acted as employees or officers of AOG received an aggregate of $503,331, $526,800 and $670,000, in salary, respectively.

        The Manager does not receive any acquisition or disposition fees.

        The Operating Fee and Performance Fee referred to in paragraphs (a) and
(b) above (collectively, the "Management Fees") have funded all employee bonuses and incentive plans and were historically allocated such that the Manager received 66?% of the Management Fees and the employees of AOG receive 33?% of the Management Fees. The Management Agreement was amended effective October 4, 2004 with the Performance Fee allocated such that the Manager received 60% of the Management Fees and the employees of AOG receive 40% of the Management Fees. As a result of further amendments to the Management Agreement, effective December 30, 2005, the Performance Fee will be allocated by the Manager on the following basis:

                        the Manager                40%
                        Employees of AOG           60%

        The allocation of the Management Fees and the Termination Fees (as defined below) amongst the employees of AOG have been distributed based upon the recommendations of the Manager as approved by the Board of Directors of AOG.

TERM AND TERMINATION

        The initial term (the "Initial Term") of the original Management Agreement ran from May 21, 2001 to May 21, 2004, and on each anniversary date of the Management Agreement it automatically renews on an "evergreen" basis for additional one-year periods, provided that the Board of Directors of AOG has not given notice to the Manager prior to any such renewal that such renewal shall not occur. In all instances of termination (except where the Management Agreement terminates at the end of a Renewal Term), a termination fee equal to the Management Fees paid for the immediately-prior 2 1/2 years shall be payable.

        In addition, the Manager will be entitled to receive any unpaid fees that have accrued prior to termination and to reimbursement by the Trust and AOG of general and administrative costs and expenses related to the Manager's performance under the Management Agreement, other than costs related solely to the Manager and costs related to employee bonuses and incentive plans.

REPORT ON EXECUTIVE COMPENSATION

        The Human Resources, Compensation and Corporate Governance Committee is comprised of Steven Sharpe (Chair), Ronald McIntosh, Roderick Myers and Carol Pennycook and is charged with, among other things, a periodic review and recommendation of compensation of the executive officers of the Corporation.

        The compensation paid to the Manager in respect of the management and administration of Advantage and the Corporation is fixed by contract. The Management Agreement also requires that certain employees of the Manager become employees and executive officers of AOG and receive equivalent employee benefits to those received by AOG's executive officers and receive industry-competitive salaries as approved by the Board of Directors, from time to time, while they hold such positions during the term of the Management Agreement.

        To date, the Corporation's current compensation plan for its executive officers has consisted of a base salary and bonuses. As the Management Agreement requires that those employees of the Manager who also serve as executive officers of the Corporation, including the Chief Executive Officer of AOG, receive industry-competitive salaries, the Human Resources, Compensation and Corporate Governance Committee, when making such salary determinations, takes into consideration individual salaries paid to executives of other issuers of comparable size within the oil and gas industry. Such information is obtained from independent consultants who regularly review compensation practices in Canada. The Chief Executive Officer's salary level was within the lower end of the median range for oil and gas issuers of the size of the Corporation. The process undertaken by the Human Resources, Compensation and Corporate Governance Committee to determine the Chief Executive Officer's salary is consistent with the terms of the Management Agreement, which requires that the Chief Executive Officer receive an industry competitive salary, as approved by the Board of Directors.

        Advantage has not adopted a formal bonus plan. Bonuses paid to executive officers to date have been based upon recommendations made by the Corporation's Chief Executive Officer to the Human Resources, Compensation and Corporate Governance Committee which, after review and consideration, makes a further recommendation to the Board of Directors for approval. Bonuses paid to executive officers will be paid out of the Management Fees otherwise payable to the Manager. Under the Management Agreement, the Manager is entitled to receive reimbursement for its general and administrative costs, however, employee bonuses and other amounts paid to employees under incentive plans are not reimbursable.

        The responsibility of the Corporation's Chief Executive Officer is to provide direction and leadership in setting and achieving goals which will create value for the Trust's unitholders. The combination of base salary, coupled with the Chief Executive Officers beneficial interest in the Manager provides incentive to the Chief Executive Officer and the Corporation's other executive officers to strategically grow the Trust, with such growth to be reflected in the market price of the units of the Trust, thereby benefiting the executive officers and the unitholders of the Trust.

        The foregoing report is respectfully submitted to Unitholders by the Human Resources, Compensation and Corporate Governance Committee:

        Steven Sharpe (Chair)
        Ronald A. McIntosh
        Roderick M. Myers
        Carol D. Pennycook

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

        The following sets forth information in respect of securities authorized for issuance under the Corporation's equity compensation plans as at December 31, 2005. The only such plan in existence is the Trust Unit Rights Incentive Plan described under the heading "Remuneration of Directors of AOG".

------------------------------------------------------------------------------------------------------------------------
                                                                                               NUMBER OF SECURITIES
                                              NUMBER OF SECURITIES                            REMAINING AVAILABLE FOR
                                                TO BE ISSUED UPON      WEIGHTED-AVERAGE        FUTURE ISSUANCE UNDER
                                                   EXERCISE OF         EXERCISE PRICE OF     EQUITY COMPENSATION PLANS
                                              OUTSTANDING OPTIONS,   OUTSTANDING OPTIONS,      (EXCLUDING SECURITIES
                                               WARRANTS AND RIGHTS    WARRANTS AND RIGHTS    REFLECTED IN COLUMN (A))

PLAN CATEGORY                                          (A)                    (B)                       (C)
------------------------------------------------------------------------------------------------------------------------
Equity compensation plans approved by          310,000 Trust Units          $10.42              100,000 Trust Units
securityholders
------------------------------------------------------------------------------------------------------------------------
Equity compensation plans not approved by              N/A                    N/A                       N/A
securityholders
------------------------------------------------------------------------------------------------------------------------
Total                                          310,000 Trust Units          $10.42              100,000 Trust Units
------------------------------------------------------------------------------------------------------------------------

PERFORMANCE CHART

        The following graph illustrates changes from December 31, 2001 to December 31, 2005, in cumulative Unitholder return, assuming an initial investment of $100 in Trust Units with all cash distributions reinvested, compared to the S&P/TSX Composite Index, the TSX Oil & Gas Producers Index and the S&P/TSX Capped Energy Trust Index, with all dividends and distributions reinvested.(1)



                             [LINE CHART OMITTED]

                                                        -----------------------------------------------------------------
                                                        2001/12/31    2002/12/31   2003/12/31   2004/12/31   2005/12/31
-------------------------------------------------------------------------------------------------------------------------
Advantage Energy Income Fund Unitholder Total Return        100          181           274          360          404
-------------------------------------------------------------------------------------------------------------------------
S&P/TSX Composite Index                                     100           88           111          127          158
-------------------------------------------------------------------------------------------------------------------------
TSX Oil & Gas Exploration and Production Index              100          116           140          196          341
-------------------------------------------------------------------------------------------------------------------------
S&P/TSX Energy Trust Index                                  100          119           174          228          340
-------------------------------------------------------------------------------------------------------------------------

Note:
(1) The Advantage Energy Income Fund Unitholder Return incorporates the actual cash distributions declared from December 31, 2001 to December 31, 2005 respectively.


CORPORATE GOVERNANCE

GENERAL

        The Trust has considered recent legislative changes, proposals and recommendations of the applicable regulatory authorities and the Canadian Securities Administrators in respect of corporate governance practices. The impact of Multilateral Instrument 52-110 in respect of audit committees, Multilateral Instrument 52-109 in respect of certification of disclosure on issuer's annual interim filings, National Instrument 51-101 in respect of standards of disclosure for oil and gas activities, National Instrument 51-102 in respect of continuous disclosure obligations and National Instrument 58-101 and National Policy 58-201 providing guidance on corporate governance practices (the "Guidelines") have been considered.

        As a Canadian issuer listed on the New York Stock Exchange (the "NYSE"), Advantage is not required to comply with most of the NYSE rules and listing standards and instead may comply with domestic requirements. As a foreign private issuer, Advantage is only required to comply with three of the NYSE Rules: 1) have an audit committee that satisfies the requirements of the United States Securities Exchange Act of 1934; 2) the Chief Executive Officer must promptly notify the NYSE in writing after an executive officer becomes aware of any material non-compliance with the applicable NYSE Rules; and 3) provide a brief description of any significant differences between its corporate governance practices and those followed by U.S. companies listed under the NYSE. Advantage has reviewed the NYSE listing standards and confirms that its corporate governance practices do not differ significantly from such standards.

        Set out in Schedule "A" attached hereto is a description of the Trust's corporate governance practices, which have been established with reference to the terms of the Trust Indenture, Shareholder Agreement and Management Agreement. As a result of these contractual obligations and the structure of the Trust, in some cases compliance with the Guidelines is or could be inconsistent with the terms of the Trust Indenture, Shareholders Agreement and Management Agreement. However, management and the Board of Directors of AOG believe that, where practical, their approach to corporate governance is substantially consistent with the Guidelines.

REMUNERATION OF DIRECTORS OF AOG

        The Chair of AOG is paid a flat fee annual retainer of $80,000, the Chair of the Audit Committee is paid a flat fee annual retainer of $65,000 and each of the other directors of AOG, with the exception of those who are employees of AOG and the Manager, receive a flat fee annual retainer of $50,000 plus expenses of attending Board of Directors meetings. In the fiscal period of the Trust ended December 31, 2005, a total of $345,000 in fees were paid to the independent directors of AOG. No meeting fees were paid to independent directors during the last completed fiscal year, as, absent exceptional circumstances, directors are not entitled to meeting fees.

        In addition to the aforementioned fees, the independent directors of AOG receive Trust Unit incentive rights (the "Rights") pursuant to the Trust Unit Rights Incentive Plan (the "Plan"). To date, 175,000 Rights were granted on August 16, 2002 and 225,000 Rights were granted on June 17, 2004 at Initial Exercise Prices of $11.38 per Trust Unit and $18.42 per Trust Unit, respectively, being the closing market price of the Trust Units on the TSX on the day prior to such grants.

        The Plan allows for the decrease in the exercise price of the Rights over time based upon distributions made by the Trust to Unitholders. While Rights are outstanding, the holder of the Rights is entitled to receive the benefit of such distributions by way of a decreased exercise price in amounts equal to the distributions made during such period (such decreased price being referred to as the "Revised Exercise Price"). The Plan provides that the holder of the Rights may elect to exercise the Rights at the Initial Exercise Price or the Revised Exercise Price. A maximum of 500,000 Trust Units may be issued under the Plan, of which 400,000 Rights have been issued to date and 90,000 of which have been exercised.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS AND OTHERS

        There is not, and has not been, any indebtedness outstanding from directors or officers of AOG or directors or senior officers of the Manager or, in each case, their respective known associates and affiliates, or the Trustee or its affiliates to the Trust or AOG at any time during the year ended December 31, 2005.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

        There were no other material interests, direct or indirect, of directors of AOG or directors and senior officers of the Manager, nominees for director of AOG, any Unitholder who beneficially owns more than 10% of the Trust Units of the Trust, or any other Informed Person (as defined in National Instrument 51-102) or any known associate or affiliate of such persons in any transaction during 2005 or in any proposed transaction which has materially affected or would materially affect the Trust or AOG other than (i) certain insiders purchasing Trust Units or Debentures under the public offerings of such securities completed during 2005, and (ii) as disclosed herein.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

        The Manager is not aware of any material interest of any director or nominee for director of AOG or of any director or officer of the Manager, or of any associate or affiliate of any of the foregoing in respect of any matter to be acted on at the Meeting, except as disclosed herein.

OTHER MATTERS

        The Manager knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Annual General Meeting; however, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

ADDITIONAL INFORMATION

        Additional information relating to the Trust is available on SEDAR at www.sedar.com. The Trust will provide, without charge to a unitholder, a copy of the latest annual information form and any documents incorporated therein by reference, the 2005 annual report to unitholders containing comparative financial statements for 2005 together with the auditors' report thereon and management's discussion and analysis, interim financial statements for subsequent periods, and this information circular, upon request to the Vice President, Finance and Chief Financial Officer, Advantage Energy Income Fund, 3100, 150 - 6th Avenue S.W., Calgary, Alberta, T2P 3Y7. If you wish, this information may also be accessed on our website (WWW.ADVANTAGEINCOME.COM).

                                  SCHEDULE "A"

            ADVANTAGE FORM 58-101F1 CORPORATE GOVERNANCE DISCLOSURE

GUIDELINES                                                              COMMENTARY
----------------------------------------------   --------------------------------------------------------------
1.   BOARD OF DIRECTORS
(a)  Disclose  the  identity  of directors who   Ronald A. McIntosh, Roderick M. Myers, Steven Sharpe, Carol D.
     are independent.                            Pennycook,  Lamont  Tolley  and  Rodger  A. Tourigny  are  all
                                                 independent within the meaning of NI 58-101.

(b)  Disclose  the  identity  of directors who   Kelly Drader  is  not  independent  as he is the President and
     are not  independent,  and  describe  the   Chief Executive Officer. Gary Bourgeois is not independent  as
     basis for that determination.               he is the Vice President,  Corporate Development.


(c)  Disclose  whether  or  not  a majority of   During the most recently completed financial year,  there were
     directors are independent. If a  majority   eight directors in total, six of whom are independent.
     of   directors   are  not   independent,
     describe  what the  board  of  directors
     (the  "board")  does to  facilitate  its
     exercise  of  independent  judgement  in
     carrying out its responsibilities.

(d)  If a director is  presently a director of   NAME OF DIRECTOR            NAME OF OTHER REPORTING ISSUER
     any  other  issuer  that  is a  reporting
     issuer   (or   the   equivalent)   in   a   Ronald McIntosh             NAV Energy Trust
     jurisdiction  or a foreign  jurisdiction,                               CI Energy Ltd.
     identify  both the director and the other   Rodger Tourigny             NAV Energy Trust
     issuer.                                                                 Burmis Energy Inc.

                                                 Lamont Tolley(1)            Rally Energy Corp.
                                                                             Delphi Energy Corp.

                                                 Roderick Myers              Find Energy Ltd.

                                                 (1) Not standing for re-election at the upcoming meeting of
                                                 Advantage unitholders.

(e)  Disclose  whether or not the  independent   The independent  directors hold regularly  scheduled in camera
     directors   hold   regularly    scheduled   sessions,  without  non-independent  directors  and members of
     meetings    at   which    non-independent   management  present either before or after each meeting of the
     directors and members of  management  are   board and otherwise as required.  During 2005,  twelve of such
     not  in  attendance.  If  the independent   meetings were held.
     directors  hold such  meetings,  disclose
     the  number of  meetings  held  since the
     beginning of the issuer's  most  recently
     completed    financial   year.   If   the
     independent  directors  do not hold  such
     meetings, describe what the board does to
     facilitate  open  and  candid  discussion
     among its independent directors.

(f)  Disclose  whether or not the chair of the   The  chair  of  the board (the "Chair"),  Steven Sharpe, is an
     board is an independent  director. If the   independent director within the meaning of NI 58-101,  and has
     board has a chair or lead director who is   the following role and responsibilities:
     an  independent  director,  disclose  the
     identity of the independent chair or lead   o   The Chair shall,  when present, preside at all meetings of
     director,  and  describe  his or her role       the  board  and,   unless   otherwise  determined  by  the
     and  responsibilities.  If the  board has       directors, at all meetings of shareholders.
     neither a chair that is independent nor a   o   The Chair shall endeavour to provide overall leadership to
     lead   director   that  is   independent,       the board  without limiting  the  principle  of collective
     describe  what the board  does to provide       responsibility and the ability of the board to function as
     leadership for its independent directors.       a unit.
                                                 o   To the extent that is reasonably  practicable,  to provide advice,  counsel  and  mentorship  to  the  CEO, Committee
                                                     Chairs, and fellow directors.


GUIDELINES                                                              COMMENTARY
----------------------------------------------   --------------------------------------------------------------

                                                 o   The  Chair  shall be  responsible  to  ensure  that  board meetings function satisfactorily and that the tasks of the board are handled in the most reasonable fashion under the circumstances.  In this connection, it is recommended that the Chair attempt to ensure that the individual director's particular  knowledge and  competence  are used as best is possible  in  the  board  work  for  the  benefit  of  the
                                                     Corporation.  The Chair shall  endeavour to encourage full participation  and  discussion  by  individual  directors, stimulate  debate,  facilitate  consensus  and ensure that clarity regarding decisions is reached and duly recorded.

                                                 o   The  Chair  shall  endeavour  to ensure  that the  board's deliberations  take  place when all of the  directors  are present and, to the extent that is reasonably practicable, to ensure that all  essential  decisions are made when all of the directors are present.

                                                 o   The Chair shall  encourage  board members to ask questions and express view points during meetings.

                                                 o   The Chair  shall deal  effectively  with  dissent and work constructively towards arriving at decisions and achieving consensus.

                                                 o   The Chair shall  endeavour to ensure that the  independent
                                                     members   of  the  board  meet  in   separate,   regularly
                                                     scheduled,  non-management  closed  sessions with internal personnel or outside advisors, as needed or appropriate.

                                                 o   The  Chair  shall   endeavour   to  establish  a  line  of
                                                     communication  with  a  Chief  Executive  Officer  of  the
                                                     Corporation to ensure that board meetings can be scheduled to deal with important business that arises outside of the regular quarterly meetings.

                                                 o   The Chair  shall  endeavour  to  fulfill  his or her board leadership  responsibilities  in a manner that will ensure that  the  board  is able  to  function  independently  of management.  The Chair  shall  consider,  and  provide for meetings  of  all  of the  independent  directors  without management  being  present.  The Chair shall  endeavour to ensure  reasonable  procedures  are in place to allow  for directors to engage outside advisors at the expense of the
                                                     Corporation in appropriate  circumstances,  subject to the approval of the Corporate Governance Committee.

                                                 o   The Chair shall  endeavour  to ensure that the board meets at least four times annually and as many additional  times as necessary to carry out its duties effectively and shall endeavour  to ensure  that the  unitholders  meet at least once annually and as many additional  times as required by law.

                                                 o   With respect to meetings of directors or shareholders,  it is the duty of the Chair to enforce the Rules of Order.

                                                 o   The Chair shall liaise with the Corporate Secretary of the
                                                     Corporation  to ensure that a proper notice and agenda has been  disseminated,  and that  appropriate  accommodations have been made for all board and shareholder  meetings and
                                                     shall  also  liaise  with  the  Committee  Chairs,   other
                                                     directors,   the  Chief  Executive   Officer  and  outside
                                                     advisors, as appropriate, to establish the agenda for each board meeting.

                                                 o   The Chair shall endeavour to:

                                                     o   ensure  that the  boundaries  between  the  board  and
                                                         Management responsibilities are clearly understood and
                                                         respected and that relationships between the board and
                                                         Management  are  conducted  in  a   professional   and
                                                         constructive manner;

                                                     o   facilitate effective  communication  between directors
                                                         and  Management,  both  inside  and  outside  of board
                                                         meetings;

                                                     o   actively participate and oversee the administration of
                                                         the annual evaluation of performance and effectiveness
                                                         of  the  board,   board  Committees,   all  individual
                                                         directors,  committees  chairs  (other  than the Board
                                                         Chair or any committee upon which the Board Chair sits
                                                         as the Chair) and CEO;


GUIDELINES                                                              COMMENTARY
----------------------------------------------   --------------------------------------------------------------
                                                     o   when appropriate, assist directors in their transition
                                                         from the board and to support the  orientation  of new
                                                         directors  and the  continuing  education  of  current
                                                         directors; and

                                                     o   to ensure that an annual performance evaluation of the
                                                         Board  Chair (and any  committee  upon which the Board
                                                         Chair  sits as the  Chair)  is  conducted,  soliciting
                                                         input from all  directors and  appropriate  members of
                                                         Management  and to  carry  out any  other  appropriate
                                                         duties and  responsibilities as may be assigned by the
                                                         board from time to time.

(g)  Disclose  the  attendance  record of each   There  was  a total of 11 board of directors meetings in 2005.
     directors  for all  board  meetings  held   The  attendance record of each director is as follows:
     since the  beginning of the issuer's most
     recently completed financial year.          Gary F. Bourgeois attended 100% of the meetings (11 out of 11).

                                                 Kelly I. Drader attended 100% of the meetings (11 out of 11).

                                                 Roderick M. Myers attended 91% of the meetings (10 out of 11).

                                                 Carol D. Pennycook attended 91% of the meetings (10 out of 11).

                                                 Steven Sharpe attended 100% of the meetings (11 out of 11).

                                                 Lamont Tolley attended 90% of the meetings (10 out of 11).

                                                 Rodger A. Tourigny attended 82% of the meetings (9 out of 11).

                                                 Ronald A. McIntosh attended 82% of the meetings (9 out of 11).

2.   BOARD  MANDATE - Disclose the text of the   The  mandate  of  the  board  is  attached  to the  Management
     board's  written  mandate.  If the  board   Information Circular - Proxy Statement as Schedule B.
     does not have a written mandate, describe
     how the  board  delineates  its  role and
     responsibilities.

3.   POSITION DESCRIPTIONS

(a)  Disclose  whether  or not the  board  has   The board  has developed written position descriptions for the
     developed  written position  descriptions   chair of the board and chair of each committee of the board.
     for the chair and the chair of each board
     committee. If the board has not developed
     written  position  descriptions  for  the
     chair  and/or  the  chair  of each  board
     committee, briefly describe how the board
     delineates the role and  responsibilities
     of each such position.

(b)  Disclose whether or not the board and CEO   The  board  and  the CEO  have  developed  a  written position
     have   developed   a   written   position   description for the CEO.
     description for the CEO. If the board and
     CEO have not  developed  such a  position
     description,  briefly  describe  how  the
     board    delineates    the    role    and
     responsibilities of the CEO.

4.   ORIENTATION AND CONTINUING EDUCATION

(a)  Briefly  describe what measures the board   The board provides new directors with access to all background
     takes to orient new  directors  regarding   documents of the Trust,  including all  corporate  records and
     (i) the role of the board, its committees   prior board materials. New board members are offered access to
     and its  directors,  and (ii) the  nature   all officers of the Trust for orientation of new members as to
     and operation of the issuer's business.     the nature and operations of the business.


GUIDELINES                                                              COMMENTARY
----------------------------------------------   --------------------------------------------------------------
(b)  Briefly  describe what measures,  if any,   The Trust  will  consider  any  request  for it to pay for any
     the  board  takes to  provide  continuing   education  courses  for any  members of the board  relating to
     education for its directors. If the board   corporate  governance  or  financial  literacy.  In  addition,
     does not  provide  continuing  education,   management  of the Trust is  available to members of the board
     describe  how the board  ensures that its   to discuss operational and other matters.
     directors    maintain   the   skill   and
     knowledge   necessary   to   meet   their
     obligations as directors.

5.   ETHICAL BUSINESS CONDUCT

(a)  Disclose  whether  or not the  board  has   The board has adopted a written  Code of Business  Conduct and
     adopted a written code for the directors,   Ethics and Code of Ethics for Senior Officers.
     officers and employees.  If the board has
     adopted a written code:

     (i)   disclose how a person or company      The Code of Business Conduct and Ethics and Code of Ethics for
           may obtain a copy of the code;        Senior Officers,  are located on SEDAR at WWW.SEDAR.COM and is available on our website at WWW.ADVANTAGEINCOME.COM.

     (ii)  describe  how  the  board  monitors   The  board  monitors  compliance  with the  code by  requiring
           with   its   code,    or   if   the   quarterly  compliance  by  its  senior  officers  as to  their
           certifications   does  not  monitor   compliance  with  the  code  board  (and  the  board  requests
           compliance, explain whether and how   immediate  notification of any departures from the code).  The
           the    board    satisfies    itself   "whistleblower" policy provides a procedure for the submission
           regarding compliance with its code;   of information by any employee relating to possible violations
           and                                   of the code.

     (iii) provide  a  cross-reference  to any   There  were  no material  change  reports filed  pertaining to
           material  change report filed since   any  departures from the code.
           the  beginning of the issuer's most
           recently  completed  financial year
           that  pertains  to any conduct of a
           director or executive  officer that
           constitutes  a  departure  from the
           code.

(b)  Describe  any steps  the  board  takes to   Board members and  executive  officers are required to declare
     ensure  directors  exercise   independent   the  nature  and  extent  of  any  material  interest  in  any
     judgement in considering transactions and   transactions or agreements and may not vote in relation to any
     agreements in respect of which a director   such matter. In certain cases an independent  committee may be
     or  executive   officer  has  a  material   formed to  deliberate  on such  matters in the  absence of the
     interest.                                   interested party.

(c)  Describe  any other steps the board takes   Due to the fact that the Corporation has a Code of Conduct,  a
     to  encourage  and  promote a culture  of   reporting  process  pursuant to such Code of Conduct,  a Board
     ethical business conduct.                   Mandate  and  Terms  of  Reference  for the  Human  Resources,
                                                 Compensation   and   Corporate   Governance   Committee,   the
                                                 Corporation sees no need for additional steps at this time.

6.   NOMINATION OF DIRECTORS

(a)  Describe  the  process by which the board   The Human  Resources,  Compensation  and Corporate  Governance
     identifies   new   candidates  for  board   Committee is responsible  for  identifying  new candidates for
     nomination.                                 board   nomination   having   regard  to  the   strengths  and
                                                 constitution of the board members and their  perception of the needs of the Trust.

(b)  Disclose  whether  or not the board has a   The Human  Resources,  Compensation  and Corporate  Governance
     nominating committee composed entirely of   Committee is comprised of only independent directors.
     independent directors.  If the board does
     not have a nominating  committee composed
     entirely   of   independent    directors,
     describe  what  steps the board  takes to
     encourage   an    objective    nomination
     process.


GUIDELINES                                                              COMMENTARY
----------------------------------------------   --------------------------------------------------------------
(c)  If the  board has  nominating  committee,   The Human  Resources,  Compensation  and Corporate  Governance
     describe the responsibilities, powers and   Committee is responsible  for  identifying  new candidates for
     operation of the nominating committee.      board   nomination   having   regard  to  the   strengths  and
                                                 constitution of the board members and their  perception of the needs of the Trust.

7.   COMPENSATION

(a)  Describe  the  process by which the board   The Human  Resources,  Compensation  and Corporate  Governance
     determines  the   compensation   for  the   Committee  conducts  a  review  of  directors'  and  officers'
     issuer's directors and officers.            compensation  having  regard  to the  Trust's  peers,  various
                                                 governance   reports   on   current   trends   in   directors'
                                                 compensation and independently  complied compensation data for directors  and  officers of reporting  issuers of  comparative size to the Trust.

(b)  Disclose  whether  or not the board has a   The Human  Resources,  Compensation  and Corporate  Governance
     compensation  committee composed entirely   Committee is comprised of only independent directors.
     of  independent  directors.  If the board
     does  not have a  compensation  committee
     composed    entirely    of    independent
     directors,  describe what steps the board
     takes to ensure an objective  process for
     determining such compensation.

(c)  If   the   board   has   a   compensation   The Human  Resources,  Compensation  and Corporate  Governance
     committee, describe the responsibilities,   Committee was constituted to assist the board in meeting their
     powers and operation of the  compensation   responsibilities by
     committee.
                                                 o   reviewing   and   reporting  to  the  board  of  directors
                                                     concerning   the   overall    compensation   program   and
                                                     philosophy;

                                                 o   reviewing and  recommending  to the board of directors the compensation  program,  remuneration  levels and incentive plans  and any  changes  therein  for  senior  management, including the chief executive officer;

                                                 o   reviewing and  approving  corporate  goals and  objectives
                                                     relevant   to  CEO   compensation,   evaluate   the  CEO's
                                                     performance  in light of those goals and  objectives,  and either,  as a Committee or together  with the  independent directors  (as  determined  by the  board)  determine  and approve the CEO's compensation based on this evaluation;

                                                 o   making  recommendations  to the  board of  directors  with respect to compensation  of executive  officers other than the CEO and incentive  compensation and equity-based plans that are subject to board approval;

                                                 o   reviewing  the  adequacy and form of  compensation  to the
                                                     directors   ensuring  it   realistically   reflects  their
                                                     responsibilities  and risk;  make  recommendations  to the board of directors;

                                                 o   reviewing and evaluating  management's  recommendations as to the allocation of Management Fees and Termination  Fees
                                                     (in each case as defined in the Management  Agreement) and formulate a  recommendation  to the board of directors for approval;

                                                 o   reviewing  annually and  recommending  for approval to the board of directors the executive  compensation  disclosure and "Report of the Compensation  Committee"  disclosure of the Corporation in its information circular;

                                                 o   reviewing annually the Committee's Terms of Reference;

                                                 o   administering   the  Trust  Unit  Incentive   Rights  Plan
                                                     approved by the board of directors and any other incentive plans  implemented by the Corporation,  in accordance with their respective terms; and

                                                 o   producing a report on executive officer compensation on an annual basis.

(d)  If a  compensation  consultant or advisor   No compensation  consultants nor advisors were retained in the
     has, at any time since the  beginning  of   most recently completed financial year.
     the  issuer's  most  recently   completed
     financial  year,  been retained to assist
     in  determining  compensation  for any of


GUIDELINES                                                              COMMENTARY
----------------------------------------------   --------------------------------------------------------------
     the  issuer's   directors  and  officers,
     disclose the  identity of the  consultant
     or  advisor  and  briefly  summarize  the
     mandate   for   which   they   have  been
     retained.  If the  consultant  or advisor
     has been  retained  to perform  any other
     work for the issuer,  state that fact and
     briefly describe the nature of the work.

8.   OTHER BOARD COMMITTEES - If the board has   HUMAN RESOURCES, COMPENSATION AND CORPORATE GOVERNANCE COMMITTEE
     standing committees other than the audit,
     compensation  and nominating  committees,   Members: Ronald McIntosh, Roderick Myers, Carol Pennycook and
     identify the committees and describe their  Steven Sharpe, all of whom are independent directors.
     function.
                                                 The Human  Resources,  Compensation  and Corporate  Governance
                                                 Committee  assists  the  board  in  fulfilling  its  oversight responsibilities  with respect to reviewing the  effectiveness of the board and its committees;  developing and reviewing the
                                                 Trust's  approach  to  corporate   governance   matters;   and
                                                 reviewing,  developing  and  recommending  to  the  board  for approval,  procedures  designed  to ensure  that the board can function independently of management. The compensation mandate of the Human Resources,  Compensation and Corporate Governance
                                                 Committee  is disclosed in Item 7  "Compensation"  above.  The human resources  mandate of the committee is disclosed in Item
                                                 6  "Nomination  of  Directors"  above.  The  effectiveness  of individual  board members and the board is reviewed  through a yearly self assessment and inquiry questionnaire.

                                                 There were 4 meetings of the committee in 2005.

                                                 INDEPENDENT RESERVE EVALUATION COMMITTEE

                                                 Members:  Ronald  McIntosh,  Roderick Myers and Lamont Tolley,
                                                 all of whom are independent directors.

                                                 The Independent Reserve Evaluation Committee assists the board in meeting its  responsibilities to review the qualifications,
                                                 experience,   reserve   audit   approach   and  costs  of  the
                                                 independent engineering firm that performs Advantage's reserve audit and to review the annual independent engineering report.
                                                 The committee reviews and recommends for approval by the board on an annual  basis the  statements  of reserve data and other information  specified  in  National  Instrument  51-101.  The committee  also  reviews any other oil and gas reserve  report prior to release by the Trust to the public and reviews all of the disclosure in the Annual  Information  Form related to the oil and gas activities of the Trust.

                                                 There were 2 meetings of the committee in 2005.

9.   ASSESSMENTS  -  Disclose  whether  or not   The   effectiveness  of  the  board,  its  committees  on  the
     respect   to  their   effectiveness   and   individual  board  members is  reviewed  through a yearly self
     contribution.   If  assessments  are  the   assessment and inquiry questionnaire.
     board,   its  committees  and  individual
     regularly conducted, describe the process
     used for the  assessments.  If  directors
     are regularly  assessed with  assessments
     are not regularly conducted, describe how
     the  board  satisfies   itself  that  the
     board, its committees, and its individual
     directors are performing effectively.

                                 SCHEDULE "B"

                       MANDATE OF THE BOARD OF DIRECTORS

The  Board  of  Directors  (the  "Board")  of  Advantage  Oil & Gas  Ltd.  (the
"Corporation") is responsible for the stewardship of the Corporation and Advantage Energy Income Fund (the "Trust") to the extent delegated to the Corporation under the Trust Indenture (together, "Advantage"). In discharging its responsibility, the Board will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances and will act honestly and in good faith with a view to the best interests of Advantage. In general terms, the Board will endeavor to:

     (a) define the principal objective(s) of the Corporation based upon the recommendations of the chief executive officer of the Corporation (the "CEO") and others deemed appropriate for such purpose;

     (b) monitor the management of the business and affairs of Advantage with the goal of achieving Advantage's principal objective(s) as defined by the Board;

     (c)   discharge the duties imposed on the Board by applicable laws; and

     (d) for the purpose of carrying out the foregoing responsibilities, take all such actions as the Board deems necessary or appropriate.

Without limiting the generality of the foregoing, the Board will endeavor to perform the following duties.

STRATEGIC OPERATING, CAPITAL PLANS AND FINANCING PLANS

o require the CEO to present annually to the Board a longer range strategic plan and a shorter range business plan for Advantage's business, which plans must

     o   be designed to achieve Advantage's principal objectives,

     o identify the principal strategic and operational opportunities and risk of Advantage's business, and

     o be approved by the Board as a pre-condition to the implementation of such plans;

o review progress towards the achievement of the goals established in the strategic, operating and capital plans;

o review the principal risks of the Corporation's business identified by the CEO and review management's implementation of the appropriate systems to manage these risks;

o approve the annual operating and capital budgets and plans and subsequent revisions thereof;

o    approve capital expenditures in excess of $2 million;

o    approve the establishment of credit facilities and borrowings;

o approve issuances of additional Trust units or other securities to the public; and

o approve such other matters as are designated to the Board in the Amended and Restated Trust Indenture dated April 27, 2005 as it may be amended from time to time.

MONITORING AND ACTING

o monitor Advantage's progress towards its goals, and to revise and alter its direction through management in light of changing circumstances;

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                                      B-2


o    monitor  overall  human  resource   policies  and  procedures,   including
     compensation and succession planning;

o appoint the CEO and determine the terms of the CEO's employment with Advantage;

o    approve the distribution policy of Advantage;

o review the systems implemented by management and the Board which are designed to maintain or enhance the integrity of Advantage's internal control and management information systems;

o    monitor  the  "good  corporate   citizenship"   of  Advantage,   including
     compliance by Advantage with all applicable environmental laws;

o in consultation with the CEO, establish the ethical standards to be observed by all officers and employees of Advantage and use reasonable efforts to ensure that a process is in place to monitor compliance with those standards;

o require that the CEO institute and monitor processes and systems designed to ensure compliance with applicable laws by Advantage and its officers and employees; and

o    approve all matters relating to a takeover bid of Advantage.

COMPLIANCE REPORTING AND CORPORATE COMMUNICATIONS

o review the procedures implemented by Management and the Board which are designed to ensure that the financial performance of Advantage is properly reported to unitholders, other security holders and regulators on a timely and regular basis;

o recommend to unitholders of Advantage a firm of chartered accountants to be appointed as Advantage's auditors;

o review the procedures designed and implemented by management and the independent auditors to ensure that the financial results are reported fairly and in accordance with generally accepted accounting principles;

o review the procedures implemented by Management and the Board which are designed to ensure the timely reporting of any other developments that have a significant and material impact on the value of Advantage;

o review, consider and where required, approve, the reports required under National/Instrument 51-101 of the Canadian Securities Administrators;

o report annually to unitholders on the Board's stewardship for the preceding year; and

o where required, approve any policy designed to enable Advantage to communicate effectively with its unitholders and the public generally.

GOVERNANCE

o    in  consultation  with  the  Chair  of  the  Board,   develop  a  position
     description for the Chair of the Board;

o facilitate the continuity, effectiveness and independence of the Board by, amongst other things,

     o   selecting nominees for election to the Board,

     o   appointing a Chair of the Board who is not a member of management;

     o appointing from amongst the directors an audit committee and such other committees of the Board as the Board deems appropriate,

     o defining the mandate or terms of reference of each committee of the Board,

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                                      B-3


     o ensuring that processes are in place and are utilized to assess the effectiveness of the Chair of the Board, the Board as a whole, each committee of the Board and each director, and

     o establishing a system to enable any director to engage an outside adviser at the expense of Advantage; and

o    review annually the adequacy and form of the compensation of directors.

DELEGATION

o    The  Board  may   delegate   its  duties  to  and   receive   reports  and
     recommendations from any committee of the Board.

COMPOSITION

o A majority of Board members should be "independent" Directors as such term is defined in Multilateral Instrument 52-110 - Audit Committees and as defined in Section 303A.02 of the Corporate Governance Rules of the New York Stock Exchange.

o On at least an annual basis, the Board shall conduct an analysis and make a positive affirmation as to the "independence" of a majority of its Board members.

o Members should have or obtain sufficient knowledge of Advantage and the oil and gas business to assist in providing advice and counsel on relevant issues.

MEETINGS

o The Board shall meet at least four times per year and/or as deemed appropriate by the Board Chair.

o    Minutes of each meeting shall be prepared by the Secretary to the Board.

o The Chief Executive Officer or his designate(s) may be present at all meetings of the Board.

o Vice-Presidents and such other staff as appropriate to provide information to the Board shall attend meetings at the invitation of the Board.

REPORTING / AUTHORITY

o Following each meeting, the Secretary will promptly report to the Board by way of providing draft copies of the minutes of the meetings.

o Supporting schedules and information reviewed by the Board at any meeting shall be available for examination by any Director upon request to the Chief Executive Officer.

o The Board shall have the authority to review any corporate report or material and to investigate activity of the Trust and to request any employees to cooperate as requested by the Board.

o    The Board may  retain  persons  having  special  expertise  and/or  obtain
     independent    professional   advice   to   assist   in   fulfilling   its
     responsibilities at the expense of Advantage.